SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For January 11, 2002



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F  _X_____           Form 40-F  ________



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                   Yes        ________          No         _X______


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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                CNOOC Limited's Rating Outlook Upgraded by Moody

(Beijing, January 11, 2002) CNOOC Limited (NYSE "CEO", SEHK "883") (the "Company") announced today that Moody's Investors Service has changed the rating outlook of both the Company and its parent, CNOOC, to positive from stable. Both entities' current Baa2 rating from Moody's is already the top rating given to any rated Chinese company. With the change, the Company enjoys the highest rating status among all Chinese companies rated by Moody's.

"The management believes that the Company has a differentiating credit story. Our shareholders should and now are able to benefit from the unique credit quality through reduced cost of capital," said Mr. Mark Qiu, CFO of the Company. He continued, "We appreciate Moody's willingness to hear out the story and give credits where they are due."

"The rating outlook change places the Company in a league of its own. It is yet another vote of confidence in the Company's strategy and future," commented Mr. Wei Liucheng, Chairman and Chief Executive Officer of the Company. He continued, "We will continue our prudent financial and investment policy."

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as 0amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                     ---------------------
                                                     Name: Cao Yunshi
                                                     Title:  Company Secretary

Dated: January 11, 2002